Postal Realty Trust, Inc.

75 Columbia Avenue

Cedarhurst, New York 11516

July 14, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request of Postal Realty Trust, Inc.

Registration Statement on Form S-11 (File No. 333-239829) CIK No. 0001759774

Dear Ms. Gorman:

On behalf of Postal Realty Trust, Inc., a Maryland corporation (the “Company”), we hereby withdraw the Company’s request for acceleration of the effectiveness of the above captioned Registration Statement as submitted to you on July 13, 2020.

Thank you for your attention to this matter.

Very truly yours,

POSTAL REALTY TRUST, INC.

By:	/s/Andrew Spodek
Andrew Spodek
Chief Executive Officer and Director

cc:	Christina T. Roupas, Winston & Strawn LLP

Courtney M.W. Tygesson, Winston & Strawn LLP